EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three and nine months ended September 30, 2022 and 2021
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	September 30, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash and cash equivalents		753,612	748,576
Trade and other receivables	5	53,562	39,262
Inventory		1,239	1,277
Prepaid expenses		8,225	8,483
Income taxes receivable		2,757	3,702
Current portion of advances to third parties	6	924	3,104
Current portion of contract assets		1,359	1,354

Total current assets before segregated funds		821,678	805,758
Segregated funds		628,892	720,874

Total current assets		1,450,570	1,526,632

Non-current assets
Advances to third parties	6	3,290	13,676
Property and equipment		28,066	18,856
Intangible assets		689,457	747,600
Goodwill		1,099,715	1,126,768
Deferred tax assets		13,221	13,036
Contract assets		980	1,091
Processor deposits		4,462	4,788
Other non-current assets		2,622	3,023

Total Assets		3,292,383	3,455,470

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	September 30, 2022	December 31, 2021
		$	$
Liabilities

Current liabilities
Trade and other payables	7	110,772	101,848
Income taxes payable		15,796	13,478
Current portion of loans and borrowings		8,526	7,349
Other current liabilities		6,222	13,226

Total current liabilities before due to merchants		141,316	135,901
Due to merchants		628,892	720,874

Total current liabilities		770,208	856,775

Non-current liabilities
Loans and borrowings		503,470	501,246
Deferred tax liabilities		58,634	71,100
Other non-current liabilities		2,664	4,509

Total Liabilities		1,334,976	1,433,630

Equity

Equity attributable to shareholders
Share capital	8	2,015,091	2,057,105
Contributed surplus		169,758	69,943
Deficit		(164,274)	(108,749)
Accumulated other comprehensive loss		(72,615)	(8,561)

		1,947,960	2,009,738
Non-controlling interest	8	9,447	12,102

Total Equity		1,957,407	2,021,840

Total Liabilities and Equity		3,292,383	3,455,470
Contingencies	16
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three and nine months ended September 30

(in thousands of US dollars, except for per share amounts)

		Three months ended September 30		Nine months ended September 30
		2022	2021	2022	2021
	Notes	$	$	$	$
Revenue	9	197,146	183,932	622,984	512,651
Cost of revenue	9	38,363	38,332	121,259	98,640
Gross profit		158,783	145,600	501,725	414,011

Selling, general and administrative expenses	9	149,184	106,076	442,501	290,382
Operating profit		9,599	39,524	59,224	123,629

Finance income	10	(4,131)	(538)	(6,427)	(2,309)
Finance cost	10	7,859	5,131	13,627	11,878
Net finance cost		3,728	4,593	7,200	9,569
Loss (gain) on foreign currency exchange		(12,528)	727	(20,415)	1,973
Income before income tax		18,399	34,204	72,439	112,087

Income tax expense		5,393	6,202	19,836	17,381
Net income		13,006	28,002	52,603	94,706

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(33,599)	(9,572)	(64,054)	(20,111)
Comprehensive income (loss)		(20,593)	18,430	(11,451)	74,595

Net income attributable to:
Common shareholders of the Company		11,710	26,841	48,692	91,485
Non-controlling interest		1,296	1,161	3,911	3,221
		13,006	28,002	52,603	94,706

Comprehensive income (loss) attributable to:
Common shareholders of the Company		(21,889)	17,269	(15,362)	71,374
Non-controlling interest		1,296	1,161	3,911	3,221
		(20,593)	18,430	(11,451)	74,595

Net income per share	12
Net income per share attributable to common shareholders of the Company
Basic		0.08	0.19	0.34	0.66
Diluted		0.08	0.19	0.34	0.64
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		2022	2021
	Notes	$	$
Cash flow from operating activities
Net income		52,603	94,706
Adjustments for:
Depreciation of property and equipment		5,936	4,276
Amortization of intangible assets		73,822	60,614
Amortization of contract assets		1,425	1,585
Share-based payments	11	103,666	20,245
Net finance cost	10	7,200	9,569
Loss (gain) on foreign currency exchange		(20,415)	1,973
Income tax expense		19,836	17,381
Changes in non-cash working capital items	15	(17,050)	15,269
Interest paid		(15,152)	(9,559)
Interest received		4,577	117
Income taxes paid (net)		(23,295)	(14,291)
		193,153	201,885
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	—	(387,654)
Payment of acquisition-related contingent consideration		(2,027)	—
Acquisition of property and equipment		(8,681)	(3,564)
Acquisition of intangible assets		(25,130)	(13,963)
Decrease in other non-current assets		726	9,756
Net decrease in advances to third parties	6	1,884	7,924
		(33,228)	(387,501)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	(109,158)	—
Transaction costs from issuance of shares	8	(903)	(74)
Proceeds from exercise of stock options	8	1,474	6,499
Repayment of loans and borrowings		(3,840)	—
Proceeds from loans and borrowings		—	300,000
Transaction costs related to loans and borrowings		—	(5,373)
Payment of lease liabilities		(2,674)	(1,962)
Purchase of non-controlling interest	8	(39,751)	—
Dividend paid by subsidiary to non-controlling interest		(260)	(880)
		(155,112)	298,210
Effect of movements in exchange rates on cash		223	(4,582)
Net increase in cash and cash equivalents		5,036	108,012
Cash and cash equivalents – Beginning of period		748,576	180,722
Cash and cash equivalents – End of period		753,612	288,734
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the nine months ended September 30

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)
		$	$	$	$	$	$

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions
Share issuance	4, 8	9,961	—	—	—	—	9,961
Exercise of stock options	8, 11	8,865	(2,366)	—	—	—	6,499
Equity-settled share-based payments	11	—	20,245				20,245
Tax effect - equity-settled share-based payments		—	8,843	—	—	—	8,843
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(880)	(880)
Net income and comprehensive income		—	—	91,485	(20,111)	3,221	74,595

Balance as at September 30, 2021		1,644,611	38,688	(119,557)	2,359	11,051	1,577,152

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

Contributions and distributions
Exercise of stock options	8, 11	1,752	(278)	—	—	—	1,474
Equity-settled share-based payments	11	—	103,666	—	—	—	103,666
Tax effect - equity-settled share-based payments		—	(3,573)	—	—	—	(3,573)
Shares repurchased and cancelled	8	(29,094)	—	(43,290)	—	—	(72,384)
Share repurchase liability	8	(14,672)	—	(27,812)	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest	8	—	—	(33,115)	—	(6,306)	(39,421)
Net income and comprehensive loss		—	—	48,692	(64,054)	3,911	(11,451)

Balance as at September 30, 2022		2,015,091	169,758	(164,274)	(72,615)	9,447	1,957,407
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".
2. Basis of preparation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
The condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2022 were authorized for issue by the Company’s Board of Directors on November 2, 2022.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2021 except those described below. Actual results may differ from these estimates, judgments and assumptions.
Fair value of services rendered
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
3. Significant accounting policies and new accounting standards
The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2021 audited annual consolidated financial statements except for those described below.
Share capital repurchase
On March 7, 2022, the Board approved a normal course issuer bid ("NCIB") to purchase for cancellation Subordinate Voting Shares. When the Company controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings or deficit.
When the Company enters into an agreement under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at the current fair market value with a corresponding reduction of equity. The share purchase liability is carried at fair market value until it is settled or upon termination of the agreement, with change in fair value being recognized in the finance costs line item in the consolidated statement of profit or loss.
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2022:
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
The amendments described above had no impact on these condensed interim consolidated financial statements.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the December 31, 2021 annual audited consolidated financial statements.
4. Business combinations
Transactions for the nine months ended September 30, 2021
Base Commerce LLC
On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004, estimated on the date of acquisition, which is contingent upon meeting certain performance metrics. During the three

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
months ended September 30, 2022, the contingent consideration was paid in cash and a gain on remeasurement of $488 was recognized in the consolidated statement of profit and loss (note 13).
Mazooma Technical Services Inc.
On August 3, 2021, the Company acquired 100% of the shares of Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including closing adjustment for this acquisition totaled $68,342 thousands Canadian dollars ($54,503). The initial consideration included a cash amount of $54,063 thousands Canadian dollars ($43,116) and $14,278 thousands Canadian dollars ($11,387) paid with the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also included contingent consideration of up to a total maximum consideration, including the initial consideration of $400,000 thousands Canadian dollars ($315,433). The contingent consideration is subject to meeting certain performance metrics over a three-year period. At the acquisition date, the fair value of the contingent consideration was estimated to be nil. Since the initial purchase price allocation was estimated, additional tax losses that can be used against future taxable income have been recognized, decreasing the deferred tax liability by $1,299 and income tax payable by $60, with a corresponding decrease of $1,359 to goodwill.
SimplexCC Ltd.
On September 1, 2021, the Company acquired 100% of the shares of SimplexCC Ltd. (“Simplex”), a payment solution provider to the digital asset industry connecting market participants including exchanges, brokers, wallet and liquidity providers, for a total cash consideration of $290,574 including $40,574 relating to working capital and closing adjustments.
Paymentez LLC.
On September 1, 2021, the Company acquired 100% of the shares of Paymentez LLC (“Paymentez”), a South American payments providers, for a total cash consideration of $24,459.
To finance the cash consideration of the Mazooma, Simplex and Paymentez acquisitions noted above, on June 18, 2021, the Company increased its credit facility by amending its credit agreement to add a term loan of $300,000.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in 2021:

	Base $	Mazooma $	Simplex $	Paymentez $	Total $
Assets acquired
Cash	744	5,369	52,832	1,224	60,169
Segregated funds	122,139	18,506	3,632	94	144,371
Trade and other receivables	6,860	809	3,641	323	11,633
Prepaid expenses	42	238	—	—	280
Property and equipment	160	—	428	29	617
Processor deposits	1,385	—	—	—	1,385
Other non-current assets	—	—	—	1,109	1,109
Intangible assets
Trademarks	2,396	—	—	222	2,618
Technologies	8,809	22,076	105,435	10,878	147,198
Partner and merchant relationships	47,232	15,158	55,422	4,420	122,232
Goodwill[1]	32,109	26,710	103,098	9,196	171,113
Deferred tax assets	—	—	24	—	24
	221,876	88,866	324,512	27,495	662,749
Liabilities assumed
Trade and other payables	(7,059)	(290)	(6,104)	(1,287)	(14,740)
Other current liabilities	—	(1,763)	—	—	(1,763)
Due to merchants	(122,139)	(18,506)	(3,632)	(94)	(144,371)
Income taxes payable	—	(5,505)	(4,678)	(156)	(10,339)
Deferred tax liabilities	—	(8,299)	(19,524)	—	(27,823)
Other non-current liabilities	—	—	—	(1,499)	(1,499)
	92,678	54,503	290,574	24,459	462,214
Total consideration
Cash paid	89,674	43,116	290,574	24,459	447,823
Equity issuance	—	11,387	—	—	11,387
Contingent consideration	3,004	—	—	—	3,004
	92,678	54,503	290,574	24,459	462,214
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base and Paymentez acquisitions is deductible for tax purposes.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
5. Trade and other receivables

	September 30, 2022	December 31, 2021
	$	$
Trade receivables	46,310	34,765
Other receivables	7,252	4,497
Total	53,562	39,262

6. Advances to third parties
Advances to third parties comprise the following:

	September 30, 2022	December 31, 2021
	$	$
Advances to a third party independent sales organization	4,068	16,616
Other	146	164
	4,214	16,780

Current portion	(924)	(3,104)
Long-term portion	3,290	13,676
The movement in the advances to a third party independent sales organization is as follows:

Nine months ended
September 30, 2022
$
Balance, beginning of period	16,616
Interest on advances to a third party	517
Merchant residuals received	(1,866)
Settlement of advances to a third party*	(11,199)
Balance, end of period	4,068
* In accordance with the agreements, these advances to a third party were settled in exchange for a fixed portfolio of merchant contracts upon expiry of the minimum guarantee for the first three years. The portfolio of merchant contracts was recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset under partner and merchant relationships.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
7. Trade and other payables
Trade and other payables comprise the following:

	September 30, 2022	December 31, 2021
	$	$
Trade payables	31,892	29,720
Accrued bonuses and other compensation-related liabilities	42,310	30,460
Sales tax	7,701	10,358
Interest payable	344	262
Due to processors	5,701	6,497
Due to merchants not related to segregated funds	14,453	14,991
Other accrued liabilities	8,371	9,560
	110,772	101,848

8. Share capital
On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the nine months ended September 30, 2022, the Company repurchased and cancelled 1,768,668 Subordinate Voting Shares for a total consideration, including transaction costs, of $109,158.
The Company also issued 1,692,832 Subordinate Voting Shares for a cash consideration of $1,474 during the nine months ended September 30, 2022 following the exercise of stock options.
There were 76,064,619 Multiple Voting Shares and 65,236,600 Subordinate Voting Shares outstanding as at September 30, 2022.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Share repurchase liability
On March 18, 2022, the Company had entered into an Automatic share purchase plan ("ASPP") with a third-party in order for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker is authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to TSX regulation and the Nasdaq and applicable securities laws, such as a daily purchase restriction.
The change in share repurchase liability during the nine months ended September 30, 2022 was as follows:

Nine months ended September 30,
2022

Balance, beginning of period	—
Initial fair value of share repurchase liability	43,923
Shares repurchased under the ASPP	(36,774)
Change in fair value of share repurchase liability	(5,710)
Other	(1,439)
Balance, end of period	—
Put option exercise notice and purchase of non-controlling interest
On February 4, 2022, the Company received a put option exercise notice from the Loan Payment Pro ("LPP") non-controlling interest unit holders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
9. Revenue and expenses by nature

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$
Revenue
Merchant transaction and processing services revenue	195,238	181,655	616,771	506,007
Other revenue	1,908	2,277	6,213	6,644
	197,146	183,932	622,984	512,651

Cost of revenue
Processing cost	37,324	37,098	117,984	95,263
Cost of goods sold	1,039	1,234	3,275	3,377
	38,363	38,332	121,259	98,640

Selling, general and administrative expenses
Commissions	28,080	31,867	85,635	97,108
Employee compensation	43,414	30,597	118,656	74,634
Share-based payments	33,815	11,187	103,666	20,245
Depreciation and amortization	26,269	23,152	79,758	64,890
Professional fees	7,416	3,054	19,850	16,496
Transaction losses (recovery)	546	446	(1,226)	1,601
Contingent consideration adjustment	(488)	—	(992)	—
Other	10,132	5,773	37,154	15,408
	149,184	106,076	442,501	290,382

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$
Finance income
Interest on advances to third parties and interest income	(4,131)	(538)	(6,427)	(2,309)

Finance cost
Interest on loans and borrowings (excluding lease liabilities)	7,169	5,009	17,321	11,460
Change in fair value of share repurchase liability	—	—	(5,710)	—
Interest expense on lease liabilities	158	92	423	297
Other interest expense	532	30	1,593	121
	7,859	5,131	13,627	11,878

Net finance cost	3,728	4,593	7,200	9,569
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs and DSUs will be settled by the issuance of shares at the exercise date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the nine months ended September 30, 2022:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	972,097 [1]	1,395,169	10,371	8,847,218	55.87
Forfeited	(30,208)	—	—	(168,879)	55.78
Granted	781,379	383,262	22,300	41,845	37.97
Exercised	—	—	—	(75,836)	19.45
Outstanding, end of period	1,723,268 [1]	1,778,431	32,671	8,644,348	56.10

Exercisable, end of period	47,398	35,280	32,671	3,459,532	19.48

Granted - Weighted average grant date fair value	$63.09	$49.76	$35.17	$7.01	—
1 484,590 of the 1,723,268 RSUs outstanding were granted in 2021 to a third party consultant. On May 9, 2022, the Company and the third party consultant reached a mutual understanding of the services to be rendered by the consultant. As a result, the accounting grant date of the 484,590 RSUs previously granted was met and the fair value of the services of $25,000 was estimated on that date.
Share-based payments by exercise price
The table below summarizes the share-based payments units outstanding based on the greater of the exercise price and the share price to be reached under the market performance conditions:

	As at September 30, 2022		For the three months ended September 30, 2022	For the nine months ended September 30, 2022
	Units outstanding	Unrecognized share-based payments	Share-based payments
		$	$	$

$0.00 - $37.51	7,768,762	81,858	17,658	55,070
$47.21 - $78.58	728,721	1,991	1,393	3,084
$104.53 and above	3,681,235	84,631	14,764	45,512
Total	12,178,718	168,480	33,815	103,666
As at September 30, 2022, unrecognized share-based payments expense was approximately $168.5 million. The period over which such expense will be recognized is 4.25 years (1.0 year on a weighted average basis).
Grant date fair value
The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the nine months ended September 30, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units have a maximum payout of 200% and could result in an additional 383,262 shares being issued.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
12. Net income per share
Diluted net income per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the nine months ended September 30, 2022 and 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share because the effect was anti-dilutive.

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$
Net income attributable to common shareholders of the Company (basic and diluted)	11,710	26,841	48,692	91,485
Weighted average number of common shares outstanding – basic	141,311,785	139,252,523	141,866,671	138,728,421
Effect of dilutive securities	2,404,639	4,753,928	3,320,127	4,723,749
Weighted average number of common shares outstanding – diluted	143,716,424	144,006,451	145,186,798	143,452,170
Net income per share attributable to common shareholders of the Company:
Basic	0.08	0.19	0.34	0.66
Diluted	0.08	0.19	0.34	0.64
13. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at September 30, 2022 and December 31, 2021, financial instruments measured at fair value in the condensed interim consolidated statements of financial position were as follows:

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

	Notes	Fair value hierarchy	September 30, 2022	December 31, 2021
			$	$
Assets
Investments		Level 1	857	1,112
Investments		Level 3	2,148	1,148

Liabilities
Advances to a third party independent sales organization	6	Level 3	4,068	16,616
Contingent considerations	4	Level 3	—	3,004
LPP put option liability		Level 3	—	531

The following table presents the changes in level 3 items for the nine months ended September 30, 2022:

	Advances to a third party independent sales organization	LPP put option liability	Investments	Contingent considerations
	$	$	$	$
Balance at December 31, 2021	16,616	531	1,148	3,004
Acquisition	—	—	1,000	—
Payment	—	—	—	(2,027)
Merchant residuals received, net of interest on advances to a third parties	(1,349)	—	—	—
Settlement of advances to a third party	(11,199)	—	—	—
Fair value remeasurement	—	(531)	—	(977)
Balance at September 30 2022	4,068	—	2,148	—
Fair value remeasurement of level 3 instrument is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•The fair value of the advances to a third party independent sales organization was determined by calculating the present value of the future estimated cash flows over the term of the agreements. There has been no material change to the assumptions used at December 31, 2021.
•Contingent considerations outstanding as at September 30, 2022 represent Mazooma contingent consideration. The fair value of contingent considerations is determined using a formula specified in the purchase agreement. The main assumption is the forecast of expected future cashflows.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
	$	$	$	$
Salaries and short-term employee benefits	1,395	1,261	4,062	4,006
Share-based payments	19,136	4,585	53,283	8,453
	20,531	5,846	57,345	12,459
Other related party transactions

		Three months ended September 30		Nine months ended September 30
		2022	2021	2022	2021
		$	$	$	$
Expenses – Travel	(i)	503	—	841	271
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
15. Supplementary cash flow disclosure

	Nine months ended September 30
	2022	2021
	$	$
Changes in non-cash working capital items:
Trade and other receivables[1]	(18,877)	1,916
Inventory	38	(339)
Prepaid expenses	258	(1,913)
Contract assets	(1,392)	(1,273)
Trade and other payables	9,746	18,125
Other current and non-current liabilities	(6,823)	(1,247)
	(17,050)	15,269
1 In prior periods, interest received from cash and cash equivalents was presented with changes in trade and other receivables within cash flows from operating activities. In the nine months ended September 30, 2022, the Company is presenting interest received in a separate line in the cash flow statement but all within cash flows from operating activities, which led to an immaterial reclassification of comparative figures of $117 for the nine months ended September 30, 2021.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
September 30, 2022 and 2021

(in thousands of US dollars, except for per share amounts)
16. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.